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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                                (AMENDMENT NO. 3)
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                              VLSI TECHNOLOGY, INC.
                            (NAME OF SUBJECT COMPANY)

                              KPE ACQUISITION INC.
                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                           (ROYAL PHILIPS ELECTRONICS)
                                    (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (INCLUDING THE ASSOCIATED RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                    981270109
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                WILLIAM E. CURRAN
                                    PRESIDENT
                           1251 AVENUE OF THE AMERICAS
                                   20TH FLOOR
                            NEW YORK, NEW YORK 10020
                                  212-536-0500
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:
                             NEIL T. ANDERSON, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

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         This  Amendment  No. 3 amends the Tender  Offer  Statement  on Schedule
14D-1 filed on March 5, 1999 (the "Schedule 14D-1") by Koninklijke Philips Electronics N.V., a company incorporated under the laws of The Netherlands ("Royal Philips"), and KPE Acquisition Inc. (the "Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Royal Philips, with respect to the Purchaser's Offer to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), including the associated rights to purchase preferred stock (the "Rights" and, together with the Common Stock, the "Shares") of VLSI Technology, Inc., a Delaware corporation (the "Company"), at $17.00 per Share net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which were filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-1, respectively. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     Item 3 is hereby amended to add the following:

         On March 19, 1999, Mr. Arthur van der Poel, Chairman of Philips Semiconductors, received a letter from Mr. Alfred J. Stein, Chairman and Chief Executive Officer of the Company, in the form attached to this Schedule 14D-1 as Exhibit (g)(3), which is incorporated by reference herein.

         On March 22, 1999, representatives of Credit Suisse First Boston and Sullivan & Cromwell contacted representatives of Morgan Stanley & Co. Incorporated and Latham & Watkins, respectively, to discuss the process for initiating discussions between the Company and Royal Philips.

ITEM 10. Additional Information

     Item 10 is hereby amended as follows:

     1. All references to the "Rights Agreement" in the Offer to Purchase shall be deemed to incorporate the terms of the Second Amended and Restated Rights Agreement, dated as of March 7, 1999, between the Company and Bank Boston, N.A. (formerly The First National Bank of Boston).

     2. Cover Page. The first full paragraph of the cover page of the Offer to Purchase is amended and restated as follows:

              THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE BEING VALIDLY TENDERED PRIOR TO THE EXPIRATION OF THE OFFER AND NOT WITHDRAWN A NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE (INCLUDING THE ASSOCIATED RIGHTS (THE "RIGHTS") TO PURCHASE PREFERRED STOCK) (COLLECTIVELY, THE "SHARES") OF VLSI TECHNOLOGY, INC. (THE "COMPANY") WHICH, TOGETHER WITH THE SHARES BENEFICIALLY OWNED BY THE PURCHASER AND ITS AFFILIATES, WILL CONSTITUTE AT LEAST A MAJORITY OF THE OUTSTANDING SHARES ON A FULLY DILUTED BASES (AS DEFINED HEREIN) AS OF THE DATE THE SHARES ARE ACCEPTED FOR PAYMENT PURSUANT TO THE OFFER (THE "MINIMUM TENDER CONDITION"); (II) THE RIGHTS HAVING BEEN REDEEMED BY THE
         COMPANY'S BOARD OF DIRECTORS, OR THE PURCHASER OTHERWISE BEING SATISFIED IN ITS SOLE DISCRETION THAT SUCH RIGHTS ARE OTHERWISE INVALID OR INAPPLICABLE TO THE TRANSACTIONS CONTEMPLATED HEREIN (THE "RIGHTS CONDITION"); (III) THE ACQUISITION OF SHARES PURSUANT TO THE OFFER BEING APPROVED PURSUANT TO SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW OR THE PURCHASER BEING SATISFIED IN ITS REASONABLE DISCRETION THAT THE PROVISIONS OF SECTION 203 RESTRICTING CERTAIN BUSINESS COMBINATIONS ARE INVALID OR INAPPLICABLE TO THE ACQUISITION OF SHARES PURSUANT TO THE OFFER AND THE PROPOSED MERGER (BY ACTION OF THE COMPANY'S BOARD OF DIRECTORS, THE ACQUISITION OF A SUFFICIENT NUMBER OF SHARES OR OTHERWISE) (THE "SECTION 203 CONDITION"); AND (IV) ANY APPLICABLE WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, AND THE REGULATIONS THEREUNDER (THE "HSR ACT") AND ANY LAWS OF FOREIGN JURISDICTIONS AND UNDER ANY LAWS OF THE EUROPEAN COMMUNITY APPLICABLE TO THE PURCHASE OF SHARES PURSUANT TO THE OFFER HAVING EXPIRED OR BEEN TERMINATED (THE "ANTITRUST CONDITION"). THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS DESCRIBED IN SECTION 13. THE OFFER IS NOT CONDITIONED UPON ROYAL PHILIPS OR THE PURCHASER OBTAINING FINANCING.

     3. Introduction; SECTION 15. Certain Legal Matters. The following paragraph shall be inserted (i) after the first full paragraph on page 3 of the Offer to Purchase and (ii) after the carryover paragraph that ends on the top of page 28:

              On March 7, 1999, the Board amended the Rights Agreement with the effect of, among other things, removing the Continuing Director redemption requirement, providing that the Rights may be redeemed only prior to the triggering of the Rights and

                                       -2-


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         lowering the threshold for triggering the Rights from 20% to 10%.

     4. Introduction. The second full paragraph of page 3 of the Offer to Purchase is amended and restated as follows:

              The Section 203 Condition. THE OFFER IS CONDITIONED ON, AMONG OTHER THINGS, THE SECTION 203 CONDITION BEING SATISFIED. See Section
         13. The Offer is subject to the condition of the acquisition of Shares pursuant to the Offer and the Proposed Merger shall have been approved pursuant to Section 203 ("Section 203") of the DGCL or that the Purchaser shall be satisfied in its reasonable discretion that the provisions of Section 203 restricting certain business combinations are invalid or inapplicable to the acquisition of Shares pursuant to the Offer and the Proposed Merger (by action of the Company's Board of Directors, the acquisition of a sufficient number of Shares or otherwise). The provisions of Section 203 are described in Section 11 herein.

     5. SECTION 1. Terms of the Offer. The carryover paragraph beginning on the bottom of page 3 and ending on the top of page 4 of the Offer to Purchase is amended and restated as follows:

              Subject to the applicable rules and regulations of the SEC, the Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and by making a public announcement thereof. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering stockholder to withdraw such stockholder's Shares. See Section 4. Subject to the applicable regulations of the SEC, the Purchaser also expressly reserves the right, in its sole discretion, at any time or from time to time, (i) to delay acceptance for payment of or (regardless of whether such Shares were theretofore accepted for payment) payment for, any tendered Shares, or to terminate or amend the Offer as to any Shares not then paid for, if the Antitrust Condition or the Regulatory Condition (as defined in Section 2) are not satisfied and (ii) to waive any condition and to set forth or change any other term or condition of the Offer, by giving oral or written notice of such delay, termination or amendment to the Depositary and by making a public announcement thereof. If the Purchaser accepts any Shares for payment pursuant to the terms of the Offer, it will accept for payment all Shares validly tendered prior to the Expiration Date and not withdrawn, and, subject to satisfaction of the Antitrust Condition and the Regulatory Condition (as defined in Section 2), it will accept for payment and promptly pay for all Shares so accepted for payment. The Purchaser confirms that its reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a tender offeror pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer.

     6. SECTION 2. Acceptance for Payment and Payment for Shares. The carryover paragraph beginning on the bottom of page 4 and ending on the top of page 5 of the Offer to Purchase is amended and restated as follows:

              Upon the terms and subject to the conditions of the Offer (including the satisfaction of the Offer Conditions and, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment, and will pay for, Shares validly tendered and not withdrawn as promptly as practicable after the later of (i) the satisfaction of the Antitrust Condition and the date all required filings or consents, registrations, approvals, permits or authorizations of any governmental entity shall have been obtained on terms satisfactory to Purchaser in its sole discretion (the "Regulatory Condition") and (ii) the Expiration Date.

     7. SECTION 11. Purpose of the Offer; Plans for the Company; the Proposed Merger. The second full paragraph of page 21 of the Offer to Purchase is amended and restated as follows:

              THE OFFER IS CONDITIONED UPON THE ACQUISITION OF SHARES PURSUANT TO THE OFFER AND THE PROPOSED MERGER BEING APPROVED PURSUANT TO SECTION 203 OR ROYAL PHILIPS BEING SATISFIED IN ITS REASONABLE DISCRETION THAT THE PROVISIONS OF SECTION 203 ARE INVALID OR INAPPLICABLE TO THE ACQUISITION OF SHARES PURSUANT TO THE OFFER AND THE PROPOSED MERGER.

     8.  SECTION 13.  Certain  Conditions to the Offer.  The first  paragraph of
         Section 13 of page 22 of the Offer to Purchase is amended and restated as follows:




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              Notwithstanding  any other  provision of the Offer,  until (i) the satisfaction of the Antitrust Condition and the Regulatory Condition, the Purchaser shall not be required to accept for payment and, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c), may postpone the acceptance for payment of tendered Shares, and may, in its sole discretion, extend, terminate or amend the Offer as to any Shares not then accepted for payment if the Minimum Tender Condition, the Section 203 Condition or the Rights Condition has not been satisfied or, on or after the date of this Offer to Purchase and at or prior to the Expiration Date, any of the following events shall occur:

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     9.  SECTION 13. Certain Conditions of the Offer. The continued paragraph on
         Page 24 of the Offer to Purchase, immediately after subparagraph (k), is amended and restated as follows:

         which in the reasonable judgment of Royal Philips and the Purchaser with respect to each and every matter referred to above makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment.

     10. SCHEDULE C. The second line on page C-1 of Schedule C is amended and restated as follows:

               SECOND AMENDED AND RESTATED STOCKHOLDER RIGHTS PLAN

     11. SCHEDULE C. The paragraphs on page C-1 of Schedule C, entitled "Date of Board Approval of Amended Plan", is amended and restated as follows:

                     March 7, 1999 (the "Amendment Date").

     12. SCHEDULE C. All references to "20%" or more of the Company's Common Stock are changed to "10%" or more of the Company's Common Stock.

     13. SCHEDULE C. The paragraph on page C-2 of Schedule C, entitled "Redemption of the Rights", is amended and restated as follows:

              Rights will be redeemable at the Company's option for $.01 per Right at any time prior to the date that a person has acquired beneficial ownership of 10% or more of the Company's Common Stock (the "Shares Acquisition Date").

     14. (c) The waiting period under the HSR Act with respect to the Offer expired at 11:59 p.m., New York City time, on March 23, 1999.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended to add the following:

(g)(3) Form of letter dated March 19, 1999 from Alfred J. Stein, Chairman and Chief Executive Officer of the Company, to Arthur van der Poel, Chairman of Philips Semiconductors.

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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 24, 1999

                                   KONINKLIJKE PHILIPS ELECTRONICS N.V.



                                   By:/s/       GUIDO R.C. DIERICK
                                      ------------------------------------------
                                         Name:  Guido R.C. Dierick
                                         Title: Director and Deputy Secretary



                                   KPE ACQUISITION INC.



                                   By:/s/         BELINDA CHEW
                                      ------------------------------------------
                                         Name:  Belinda Chew
                                         Title: Vice President

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                                  EXHIBIT INDEX

EXHIBIT
NUMBER                                DESCRIPTION
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(g)(3)    Form of letter dated March 19, 1999 from Alfred J. Stein, Chairman and
          Chief Executive Officer of the Company, to Arthur van der Poel, Chairman of Philips Semiconductors

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